SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: 18 October, 2006

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

TRINTECH GROUP PLC

Form 6-K

On 17th October, 2006, Trevor D. Sullivan, Non-Executive Director of Director of Trintech Group PLC exercised and sold the following number of equivalent American Depositary Shares:

Name	Title	Number of ADS’s Purchased (1)
Trevor D. Sullivan	Non-Executive Director	17,500

(1)	Each ADS represents two of Trintech’s ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ R Paul Byrne
R. Paul Byrne
Chief Financial Officer

Dated:	18 October, 2006